# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Citizens Community Bancorp, Inc., CIK 0001367859
CUSIP: 174903104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2174 EastRidge Center, Eau Claire, Wisconsin (WI), 54701
Date of event which requires filing of this statement: 07/27/2026
Filed by CIK 0002128672
Persons authorized to receive notices and communications: Andrew Schornack, 7525 Office Ridge Circle, Eden Prairie, Minnesota (MN), 55344, (952) 944-6050

## Reporting persons
- Gale Hoese: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 700,000; shared voting power 0; sole dispositive power 700,000; shared dispositive power 0; aggregate amount beneficially owned 878,472.49 (9.1% of the class)
- Andrew Schornack (CIK 0002128672): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 21,048; shared voting power 0; sole dispositive power 21,048; shared dispositive power 0; aggregate amount beneficially owned 878,472.49 (9.1% of the class)
- Jill Schornack: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 13,952; shared voting power 0; sole dispositive power 13,952; shared dispositive power 0; aggregate amount beneficially owned 878,472.49 (9.1% of the class)
- David Schornack: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 84,573.49; shared voting power 270; sole dispositive power 84,573.49; shared dispositive power 270; aggregate amount beneficially owned 878,472.49 (9.1% of the class)
- Denise Schornack: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,305; shared voting power 270; sole dispositive power 1,305; shared dispositive power 270; aggregate amount beneficially owned 878,472.49 (9.1% of the class)
- Jonathan Hoese: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 40,000; shared voting power 0; sole dispositive power 40,000; shared dispositive power 0; aggregate amount beneficially owned 878,472.49 (9.1% of the class)
- Tamara Retka: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 8,312; shared voting power 0; sole dispositive power 8,312; shared dispositive power 0; aggregate amount beneficially owned 878,472.49 (9.1% of the class)
- Noah Retka: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 5,500; shared voting power 0; sole dispositive power 5,500; shared dispositive power 0; aggregate amount beneficially owned 878,472.49 (9.1% of the class)
- Joseph Schornack: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 3,512; shared voting power 0; sole dispositive power 3,512; shared dispositive power 0; aggregate amount beneficially owned 878,472.49 (9.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Citizens Community Bancorp, Inc.
Address of issuer's principal executive offices: 2174 EastRidge Center, Eau Claire, Wisconsin (WI), 54701
Comment: This Amendment No. 3 (this "Amendment No. 3") amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on June 4, 2026, amended by an Amendment No. 1 filed by the Reporting Persons with the Securities and Exchange Commission on June 29, 2026 and by an Amendment No. 2 filed by the Reporting Persons with the Securities and Exchange Commission on July 8, 2026 (collectively, the "Statement"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged; provided that the beneficial ownership information in this Amendment No. 3 is as of July 7, 2026 and there has been no "material change" in such information requiring an amendment.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired their shares of Common Stock for investment purposes. The Reporting Persons believe the shares are undervalued relative to the Issuer's intrinsic value, long-term earnings potential, and franchise value.

The Reporting Persons are experienced community banking operators with a track record of building and growing community banking franchises. The Reporting Persons believe the Issuer possesses an attractive community banking platform with strong deposit-gathering capabilities, disciplined credit management, and favorable market positioning in Wisconsin and Minnesota. The Reporting Persons intend to use their experience to support the Issuer's continued growth and the enhancement of long-term value for all shareholders.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations, and other factors, the Reporting Persons may from time to time acquire additional shares of Common Stock or dispose of shares of Common Stock in open market transactions, privately negotiated transactions, or otherwise.

The Reporting Persons have from time to time, and may in the future, engage in discussions with the Issuer's management, Board of Directors, other shareholders, industry participants, or other relevant parties regarding the Issuer's business, operations, governance, capitalization, ownership structure, strategy, board composition, and other matters, including the possibility of one or more extraordinary transactions such as a merger, business combination, recapitalization, restructuring, or other strategic transaction involving the Issuer.

On July 27, 2026, certain of the Reporting Persons discussed with the Issuer's management potential changes in the composition of the board of directors of the Issuer and the addition of one or more directors nominated by the Reporting Persons. The Reporting Persons expect to continue this dialogue with the Issuer, its management and board of directors and may continue to propose or make additional proposals regarding a change in the present board of directors or management of the Issuer, including proposals to change the number or term of directors or to fill any existing vacancies on the board.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals in the future and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer.

## Signatures
- Gale Hoese: /s/ Gale Hoese, Gale Hoese (07/29/2026)
- Andrew Schornack: /s/ Andrew Schornack, Andrew Schorn (07/29/2026)
- Jill Schornack: /s/ Jill Schornack, Jill Schornack (07/29/2026)
- David Schornack: /s/ David Schornack, David Schornack (07/29/2026)
- Denise Schornack: /s/ Denise Schornack, Denise Schornack (07/29/2026)
- Jonathan Hoese: /s/ Jonathan Hoese, Jonathan Hoese (07/29/2026)
- Tamara Retka: /s/ Tamara Retka, Tamara Retka (07/29/2026)
- Noah Retka: /s/ Noah Retka, Noah Retka (07/29/2026)
- Joseph Schornack: /s/ Joseph Schornack, Joseph Schornack (07/29/2026)